EXHIBIT 99.1

TeliaSonera's Cash Offer for Eesti Telekom will not be Implemented

The offer by TeliaSonera AB to purchase all shares of AS Eesti Telekom not already owned by TeliaSonera, has not been accepted to such extent that TeliaSonera holds at least 85 percent of the shares in Eesti Telekom. Therefore the offer will not be implemented.

"Taking into account the relative high valuation of Eesti Telekom, both in relation to Central and Eastern European incumbents and Western European incumbents and relative to the company's growth prospects, the offer price is fair. Increasing the offer price was never an option, since TeliaSonera is not prepared to overpay", says Kenneth Karlberg, President, TeliaSonera Norway, Denmark & the Baltics.

The respective account operators and the Estonian Central Register of Securities will annul the transaction instructions of each accepting shareholder.

For further information journalists can contact:
Birgitta Grafstrom, Communications Manager, TeliaSonera Norway, Denmark, Baltic countries, tel: +46-(0)70-555 00 04
TeliaSonera's Press Office, tel: +46-(0)8-713 58 30

This press release may not be published, distributed, diffused or otherwise sent in or into the United States of America (including its territories and possessions, every State of the United States and the District of Columbia), Canada, Japan or Australia and it does not constitute an extension into the United States, Canada, Japan or Australia of the offer mentioned in this press release.

The offer mentioned in this press release is not being made in the Republic of Italy and has not been cleared by CONSOB pursuant to Italian laws and regulations. Accordingly, persons resident in Italy may not participate in this offer and neither this press release nor any other material relating to the offer may be distributed or made available in the Republic of Italy.

This press release does not constitute an offer to buy or the solicitation of an offer to sell any securities pursuant to the offer mentioned in this press release or otherwise. This press release must not be passed on to anybody else.

The full terms and conditions of the offer mentioned in this press release will be set out in the prospectus detailing this offer to be published after its approval by the Estonian Financial Supervision Authority and, in the case of relevant global depositary receipt ("GDR") holders of AS Eesti Telekom, the instructions which will be made available by Baltic Tele AB to such GDR holders on how this offer may be accepted by them. Relevant holders of shares or GDRs of AS Eesti Telekom may rely only on such prospectus and instructions for all the terms and conditions of this offer.

The offer mentioned in this press release is directed only at persons outside the United Kingdom or having professional experience in matters relating to investments and this offer is available only to and will be engaged in only with such persons. Persons in the United Kingdom who do not have professional experience in matters relating to investments should not rely or act on any information included in this press release.

The availability of the offer mentioned in this press release may be affected by the laws of jurisdictions in addition to those mentioned above and holders of shares or global depositary receipts of AS Eesti Telekom must inform themselves about and observe any such restrictions.

TeliaSonera is the leading telecommunications company in the Nordic and Baltic regions. At the end of December 2003 TeliaSonera had 11,957,000 mobile customers (37,610,000 incl associated companies) and 8,061,000 fixed customers (9,160,000 incl associated companies) and 1,631,000 internet customers (1,691,000 incl associated companies). Outside the home markets TeliaSonera has extensive interests in the growth markets in Russia, Turkey and Eurasia. TeliaSonera is listed on the Stockholm Exchange, the Helsinki Exchanges and the Nasdaq Stock Market in the USA. Pro forma net sales January-December 2003 amounted to SEK 81.7 billion (EUR 9.01 billion). The number of employees was 26,694.